Exhibit 99.1

www.allianceatlantis.com	TSX	: AAC.A, AAC.B
	NASDAQ	: AACB

For Immediate Release (AAC03-056)

CONTACTS:	W. Judson Martin	Kym Robertson
	Senior Executive Vice President	Vice President
	and Chief Financial Officer	Corporate & Public Affairs
	Tel: (416) 934-6932	Tel: (416) 934-6941
	E-mail:	E-mail:
	judson.martin@allianceatlantis.com	kym.robertson@allianceatlantis.com

Alliance Atlantis Communications reviewing its
Entertainment Group's production businesses,
expects to provide detailed financial results of
completed review in early 2004

With reorganization of Entertainment Group, the Company expects to be well positioned for the future, with the ability to deliver substantially more stable, predictable and growing earnings and cash flows in 2004 and beyond

TORONTO, CANADA — December 10, 2003 — Alliance Atlantis Communications Inc. today announced that it is conducting a wide-ranging review of its Entertainment Group. The review is examining the future of certain television and motion picture production and distribution activities. The review excludes the CSI franchise, and it does not affect the Company's Broadcast or Motion Picture Distribution Groups, or the Movie Distribution Income Fund. The Company expects to complete the review by the end of the fiscal year ending December 31, 2003 and disclose the detailed financial impact early in the New Year. New financial guidance for fiscal 2004 and calendar 2004, will be made available at that time.

"We began this review in response to what we believe is a permanent downturn in domestic and international demand for prime time television series, movies of the week and miniseries as well as 'art house' theatrical motion picture productions, all of which have represented a sizable portion of our production activities in the past," said Senior Executive Vice President and CFO Judson Martin. "While we have not yet completed the detailed financial analysis we will, in the coming days, materially and permanently reduce the size and scope of our production business, eliminate certain functions and certain categories of production, reduce our staffing levels in the Entertainment Group by between 60 and 70 positions, and close certain offices."

"In this context, we will also reassess certain library assets, and we expect the overall carrying value of the Entertainment Group's library will be diminished as a result," Mr. Martin added. "In addition to the cash costs associated with severance obligations and office closings, the Company expects to record material non-cash charges during the fiscal year ending December 31, 2003.We also expect significant future cost savings, increased free cash flow and positive effects on our debt financing requirements, in calendar 2004 and beyond, as a result of exiting the capital intensive, low margin segments of the production business."

As part of these changes, Chairman and Chief Executive Officer Michael MacMillan announced with regret that Entertainment Group CEO Peter Sussman and Seaton McLean, the group's President, Production, will be leaving the Company. "Given the long history that we have shared in building this Company, this was a very difficult decision. I am pleased to say that both Peter and Seaton have offered their unqualified support that this overall refocusing and redirection of the Entertainment Group is the right thing to do and in line with the Company's strategy for the future. Peter and Seaton have each made enormous contributions to the growth and development of Alliance Atlantis for many years, and I am personally very grateful to both of them. I am also pleased that they have each agreed to assist in ensuring an effective transition in the short-term and providing consulting services as required in the future."

Mr. MacMillan added, "This is the next logical step in our clearly articulated strategy of reducing our financial and operational exposure to the production business and focusing on the abundant growth opportunities in the broadcast and motion picture distribution sectors. The CSI franchise, which Alliance Atlantis co-owns and co-produces with CBS Productions is completely outside the review and will not be affected in any way. And although we are reducing our production exposure, international television distribution remains an important part of our business and operations."

"When we complete this reorganization of the Entertainment Group and complete our comprehensive refinancing plan during the coming year, we expect the Company will be very well positioned to deliver substantially more stable, predictable and growing earnings and cash flows from our broadcast assets, our controlling interest in the Movie Distribution Income Fund and our valuable CSI franchise," concluded Mr. MacMillan.

About Alliance Atlantis Communications

Alliance Atlantis Communications Inc. is a leading vertically integrated broadcaster, creator and distributor of filmed entertainment. The Company's common shares are listed on the Toronto Stock Exchange — trading symbols AAC.A, AAC.B and on NASDAQ — trading symbol AACB. The Company's Web site is www.allianceatlantis.com.

Alliance Atlantis holds a 51% limited partnership interest in Motion Picture Distribution LP — a motion picture distributor in Canada and the U.K. — with a minority interest held by unit holders of the Movie Distribution Income Fund (TSX: FLM.UN).

This press release contains forward-looking statements that involve a number of risks and uncertainties. Among the important factors that could cause actual results to differ materially from those indicated by such forward-looking statements are market and general economic conditions and the risk factors detailed from time to time in the Company's periodic reports and registration statements filed with the Canadian securities regulatory authorities and the US Securities and Exchange Commission.